

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 9, 2016

<u>Via E-mail</u>
Robert Berman
Director and Chief Executive Officer
KeyStone Solutions, Inc.
14420 Albermarle Point Place
Suite 200
Chantilly, VA 20151

>   **Re: KeyStone Solutions, Inc.**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed July 15, 2016**
>   **File No. 024-10551**

Dear Mr. Berman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2016 letter.

<u>Part II, Cover Page</u>

1. We note your response to comment 2 of our letter stating that the offering will commence two days after qualification. It is therefore not clear how twelve months from qualification could occur earlier than six months after commencement of the offering. Please revise as appropriate. Please also reconcile this disclosure with your last sentence on page 71, which appears to equate the "Offer Expiration Date," which is eighteen months after the initial closing, with the minimum offering period. Please ensure that your disclosure is consistent throughout the offering circular.

<u>Note 2 – Pro forma adjustments, page 30</u>

2. Please tell us how you determined it was appropriate to eliminate the impact of adjustments (c), (e) and (f) from your pro forma financial statements.

Liquidity and Capital Resources, page 40

3. Please revise your disclosure to state your anticipated source of funds to pay the 7% per annum cash dividend for your Series A Preferred Stock included in this offering and to discuss whether you believe the dividend payments will have a material effect on your liquidity and capital resources.

Compensation of Directors and Executive Officers, page 48

4. We note your response to comment 9 of our letter. Please revise your disclosure to clarify that you do not have a compensation committee comprised of a majority of independent directors and to state whether the objective goals upon which bonuses may be conditioned may be waived after being set.

Plan of Distribution, page 69

5. We note your response to comment 11 of our letter. We will continue to monitor for disclosure regarding the actual percentages and expense amounts that are to be paid to Folio.

Underwriter Warrants, page 71

6. We note your response to comment 4 of our letter. Please clarify, if true, that the units and common stock being offered in this offering statement will not be issued to the underwriters upon exercise of the underwriter warrants that you intend to issue in reliance upon Section 4(a)(2) of the Securities Act of 1933.

KeyStone Solutions, Inc. consolidated financial statements, page F-22

7. We have reviewed your response to comment 12 of our letter. Please provide audited financial statements of the registrant in your next amendment. Refer to Form 1-A, Part F/S (c)(1)(i).

(7) Merger, page F-34

8. We note your response to comment 13 of our letter. In your next amendment to the document, please disclose the information required by ASC 805-10-50-2 for this transaction or tell us why the required disclosures are not provided. Additionally, please tell us who the accounting acquirer is and how you considered the guidance in ASC 805-40.

You may contact Peter McPhun at (202) 551-3581, or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Morris F. DeFeo, Jr., Esq. (*via e-mail*)